SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Virgin Galactic Holdings, Inc.

(Name of Issuer)

Common Stock, par value of $0.0001 per share

(Title of Class of Securities)

92766K106

(CUSIP Number)

Mubadala Investment Company PJSC

Attention: Treasury and Investor Relations

P.O. Box 45005

Abu Dhabi

United Arab Emirates

+971 2 413 0000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Common Stock CUSIP No. 92766K106

1	NAME OF REPORTING PERSON Mubadala Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,804,836 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,804,836 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,804,836 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 5.04%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 234,342,464 shares of Common Stock of the Issuer outstanding as of November 5, 2020.

1	NAME OF REPORTING PERSON International Petroleum Investment Company PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0.00%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 234,342,464 shares of Common Stock of the Issuer outstanding as of November 5, 2020.

1	NAME OF REPORTING PERSON Aabar Investments PJS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 0.00%
14	TYPE OF REPORTING PERSON OO

(1)	Based on 234,342,464 shares of Common Stock of the Issuer outstanding as of November 5, 2020.

1	NAME OF REPORTING PERSON Mamoura Diversified Global Holding PJSC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,804,836 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,804,836 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,804,836 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 5.04%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 234,342,464 shares of Common Stock of the Issuer outstanding as of November 5, 2020.

1	NAME OF REPORTING PERSON MIC Capital Management 67 RSC Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,804,836 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,804,836 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,804,836 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 5.04%
14	TYPE OF REPORTING PERSON OO

(1)	Based on 234,342,464 shares of Common Stock of the Issuer outstanding as of November 5, 2020.

1	NAME OF REPORTING PERSON Aabar Space, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 11,804,836 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 11,804,836 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 11,804,836 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1) 5.04%
14	TYPE OF REPORTING PERSON CO

(1)	Based on 234,342,464 shares of Common Stock of the Issuer outstanding as of November 5, 2020.

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed by Mubadala, International Petroleum, Aabar Investments and Aabar (each as defined in Item 2 below) with the United States Securities and Exchange Commission on August 7, 2020 (the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”), of Virgin Galactic Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

The purpose of this Amendment No. 1 is to (i) report a greater than 1% decrease in the percentage of shares beneficially owned by the Reporting Persons, (ii) update Items 2 and 5 to reflect a corporate reorganization of the Reporting Persons and (iii) update Items 4 and 5 to reflect the sale of 3,082,342 shares of Common Stock of the Issuer held by Aabar. This Amendment No. 1 constitutes an exit filing for International Petroleum Investment Company PJSC and Aabar Investments PJS and an initial filing for Mamoura Diversified Global Holdings PJSC and MIC Capital Management 67 RSC Ltd.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(a) This Schedule 13D is being filed jointly by:

(i) Mubadala Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mubadala”), which is the sole owner of International Petroleum Investment Company PJSC and Mamoura Diversified Global Holdings PJSC.

(ii) International Petroleum Investment Company PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“International Petroleum”), which was previously the sole owner of Aabar Investments PJS.

(iii) Aabar Investments PJS, a private joint stock company established under the laws of the Emirate of Abu Dhabi (“Aabar Investments”), which was previously the sole owner of Aabar Space, Inc.

(iv) Aabar Space, Inc., a company limited by shares under the laws of the British Virgin Islands (“Aabar”).

(iv) Mamoura Diversified Global Holdings PJSC, a public joint stock company established under the laws of the Emirate of Abu Dhabi (“Mamoura”), which is the sole owner of MIC Capital Management 67 RSC Ltd.

(v) MIC Capital Management 67 RSC Ltd, a restricted scope company, incorporated under the laws of the Emirate of Abu Dhabi (“MIC”), which is the sole owner of Aabar.

(b) The address of the principal office of Aabar is 3rd Floor, J & C Building, P.O. Box 362, Road Town, VG1110 Tortola, British Virgin Islands. The address of the principal office of Aabar Investments is P.O. Box 107888, Abu Dhabi, United Arab Emirates. The address of the principal office of International Petroleum is IPIC Square, Muroor Road (4th), P.O. Box 7528, Abu Dhabi, United Arab Emirates. The address of the principal office of Mubadala and Mamoura is P.O. Box 45005, Abu Dhabi, United Arab Emirates. The address of the principal office of MIC is 2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi, United Arab Emirates.

(c) The principal business of Mubadala and Mamoura is the development and management of an extensive and economically diverse portfolio of commercial initiatives designed to accelerate economic growth for the long-term benefit of Abu Dhabi. The principal business of International Petroleum, Aabar Investments, Aabar and MIC is investing in securities.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

The Reporting Persons, Virgin Investments Limited (“VIL”), SCH Sponsor Corp. (“Sponsor”) and Chamath Palihapitiya may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by VIL, Sponsor and Mr. Palihapitiya are not the subject of this Schedule 13D and accordingly, none of VIL, Sponsor nor Mr. Palihapitiya is included as a Reporting Person. For a description of the relationship between the Reporting Persons, VIL, Sponsor and Mr. Palihapitiya, see Item 4 below.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

Since the Schedule 13D was filed, Aabar has sold (i) 635,000 shares of the Common Stock of the Issuer at a price per share of $26.0086 in the open market on December 16, 2020; (ii) 236,137 shares of the Common Stock of the Issuer at a price per share of $25.6774 in the open market on December 17, 2020 (iii) 111,205 shares of the Common Stock of the Issuer at a price per share of $25.0119 in the open market on December 21, 2020, (iv) 300,000 shares of the Common Stock of the Issuer at a price per share of $25.5088 in the open market on December 22, 2020, (v) 500,000 shares of the Common Stock of the Issuer at a price per share of $26.7116 in the open market on December 23, 2020, (vi) 550,000 shares of the Common Stock of the Issuer at a price per share of $25.2353 in the open market on January 7, 2021 and (vii) 750,000 shares of the Common Stock of the Issuer at a price per share of $26.2780 in the open market on January 12, 2021. All of the sales described in (i) – (vii) above resulted in the sale of a total of 3,082,342 shares of the Common Stock of the Issuer. Such sales represent a greater than 1% decrease in the percentage of shares beneficially owned by the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of January 12, 2021, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of January 12, 2021, based on 234,342,464 shares of Common Stock outstanding as of November 5, 2020:

Reporting Person	Amount Beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Aabar	11,804,836	5.04%	0	11,804,836	0	11,804,836
MIC	11,804,836	5.04%	0	11,804,836	0	11,804,836
Mamoura	11,804,836	5.04%	0	11,804,836	0	11,804,836
Aabar Investments	0	0%	0	0	0	0
International Petroleum	0	0%	0	0	0	0
Mubadala	11,804,836	5.04%	0	11,804,836	0	11,804,836

(1) As discussed in Item 2 above, VIL, Sponsor and Mr. Palihapitiya are not included as Reporting Persons in this Schedule 13D, and the Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock held by VIL, Sponsor and Mr. Palihapitiya.

Aabar is the record holder of the securities reported herein. Aabar is a wholly owned subsidiary of MIC, which is a wholly owned subsidiary of Mamoura, which is a wholly owned subsidiary of Mubadala. As a result, Mubadala, Mamoura and MIC may be deemed to share beneficial ownership of the securities held of record by Aabar. On 11 November 2020, in a corporate reorganization, 100% of the equity interests in Aabar were transferred from Aabar Investments to MIC. As a result, Aabar Investments and International Petroleum are no longer beneficial holders of the securities reported herein and this Amendment No. 1 constitutes an exit filing for International Petroleum Investment Company PJSC and Aabar Investments PJS.

(c) Except as disclosed in this Schedule 13D as of January 12, 2021, the Reporting Persons have not effected transactions in the Common Stock in the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2021

MUBADALA INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Authorized Signatory

INTERNATIONAL PETROLEUM INVESTMENT COMPANY PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Authorized Signatory

MAMOURA DIVERSIFIED GLOBAL HOLDING PJSC

By:	/s/ Samer Halawa
Name:	Samer Halawa
Title:	Authorized Signatory

AABAR INVESTMENTS PJS

By:	/s/ Waleed Al Mokarrab Al Muhairi
Name:	Waleed Al Mokarrab Al Muhairi
Title:	Chairman

MIC CAPITAL MANAGEMENT 67 RSC LTD

By:	/s/ Sridhar Iyengar
Name:	Sridhar Iyengar
Title:	Authorized Signatory

AABAR SPACE, INC.

By:	/s/ Gaston Urda
Name:	Gaston Urda
Title:	Director

Schedule A

Schedule A of the Schedule 13D is hereby amended to add the following:

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of Mamoura Diversified Global Holding PJSC and MIC Capital Management 67 RSC Ltd are set forth below.

Mamoura Diversified Global Holding PJSC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Homaid Al Shimmari	Deputy Group CEO, Chief Corporate & Human Capital Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	UAE

Carlos Obeid	Chief Financial Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Lebanon

Samer Halawa	Chief Legal Officer, Mubadala Investment Company	P.O. Box 45005, Abu Dhabi, United Arab Emirates	Jordan
MIC Capital Management 67 RSC Ltd
Name	Present Principal Occupation or Employment	Business Address	Citizenship
Sridhar Srinivasan Iyengar	Director of MIC Capital Management 67 RSC Ltd	2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi, United Arab Emirates.	India

Mathew Peter Ryan	Director of MIC Capital Management 67 RSC Ltd	2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi, United Arab Emirates	New Zealand

Badr Salim Ahmad Sultan Al-Olama	Director of MIC Capital Management 67 RSC Ltd	2462ResCowork01, 24th Floor, Al Sila Tower, Abu Dhabi, United Arab Emirates	UAE